Exhibit 99.1

QUIPT REACHES 150,000 ACTIVE PATIENTS WITH CLOSING OF STRATEGIC ACQUISITION IN MISSISSIPPI AND ANNOUNCES HIRING OF EVP OF OPERATIONS

$2.7 MILLION IN ANNUALIZED REVENUES, 20% ADJUSTED EBITDA MARGIN POST INTEGRATION, OVER 10,000 UNIQUE ORDERS AND ADDS 590 UNIQUE REFERRING PHYSICIANS

Cincinnati, Ohio – October 5, 2021 – Quipt Home Medical Corp. (“Quipt” or the “Company”) (NASDAQ:QIPT; TSXV:QIPT), a U.S. based leader in the home medical equipment industry, focused on end-to-end respiratory care, is pleased to announce that it has recently acquired a business with operations in Mississippi, reporting unaudited trailing 12-month annual revenues of approximately $2.7 million. Post integration, Quipt expects an Adjusted EBITDA for the acquisition target of $0.5 million. As a reminder all figures stated are in USD.

Acquisition Details

The acquisition adds two locations, over 4,000 active patients, more than 10,000 unique orders, and 590 unique referring physicians. Moreover, the acquisition provides Quipt important insurance contracts and decades of operating experience, with an over 30-year operating track record in the markets served. The business has a diverse payor mix and full suite of products with a focus on respiratory care, representing over 65% of the mix.

The acquisition provides Quipt the ability to quickly expand on the recently acquired business in Mississippi in July of 2021. This acquisition provides immediate access to additional attractive markets in which Quipt intends to leverage its existing infrastructure to create cross selling and patient growth opportunities. In addition, Quipt will add patients to Quipt’s existing subscription-based resupply program, and Quipt expects to derive strong revenue synergies from this initiative.

The Company is pleased to share the following updated metrics taking into consideration the newly acquired entity:

•	150,000 current active patients

•	19,000 referring physicians

•	62 locations across 15 U.S. States

Under the terms of the definitive purchase agreements, Quipt acquired the business for approximately $1.95 million in cash. It is expected that the acquisition will increase Quipt’s annual revenues by approximately $2.7 million and Adjusted EBITDA (as defined below) will increase by $0.5 million, post integration.

Operational Update

The Company is pleased to announce the addition of David Bachelder to serve as EVP of Operations. David is a results-oriented healthcare executive with a proven ability to achieve optimal performance, compliance and profits across multi-site operations. David is highly experienced in managing multi-million-dollar budgets, financials, sales, operations and clinical compliance.

David comes from one of the largest home medical equipment companies in the industry, where he served as Regional Vice President. David will be key in our ongoing plan to optimize operations, technologies, systems, and processes.

Management Commentary

“We continue to focus on accretive acquisition candidates that fit our stringent acquisition criteria to build scale across the United States. Our proven integration strategy allows us to make tuck-in acquisitions like this to fill in attractive geographies, obtain important insurance contracts, add to our active patient base, and build out our referring physician network. With the closing of this transaction, we have reached a significant milestone of 150,000 active patients and 19,000 referring physicians,” said Greg Crawford, Chairman and CEO of Quipt. “Moreover, I would like to welcome David Bachelder as our EVP of Operations, we are extremely excited to add David at this important time, given his strong background and industry experience. David will be instrumental to our future growth and assist us in building our operating footprint throughout the United States.

On the heels of our entrance into Mississippi in July, this transaction further strengthens our overall interconnected healthcare network in the region and mirrors our expansion progress in Missouri, both of which will serve as a foundation for other new states, where we can grow organically and through economical bolt-on acquisitions. As we look at the last 90 days, we have completed 5 acquisitions with combined revenue of over $13.5 million, expanding us into 4 new states.”

Chief Financial Officer, Hardik Mehta added, “This acquisition signifies our core strategy, which is to strategically expand our markets economically as we work towards our long-term goal of becoming a national provider of home healthcare in the United States. We view ourselves as an operating engine that converts low margin businesses into high margin businesses through operating efficiencies and cost savings synergies, which offer us immediate actionable opportunity. The transaction is reflective of this model and adds $2.7 million in revenue with an expectation that post integration it will have a 20% Adjusted EBITDA margin, heavily respiratory weighted product mix, and provides us additional meaningful infrastructure in Mississippi. As we continue to work through our acquisition pipeline, we remain prudent, ensuring we follow our stringent criteria alongside our proven integration process, which has been the driver of our consistent revenue growth of over 35% displayed on an annual basis. We are enthused with the pipeline we currently have consisting of a wide range of targets in terms of size and scale, which will help continue to drive our opportunity to penetrate existing and new states.

ABOUT QUIPT HOME MEDICAL CORP.

The Company provides in-home monitoring and disease management services including end-to-end respiratory solutions for patients in the United States healthcare market. It seeks to continue to expand its offerings to include the management of several chronic disease states focusing on patients with heart or pulmonary disease, sleep disorders, reduced mobility and other chronic health conditions. The primary business objective of the Company is to create shareholder value by offering a broader range of services to patients in need of in-home monitoring and chronic disease management. The Company’s organic growth strategy is to increase annual revenue per patient by offering multiple services to the same patient, consolidating the patient’s services, and making life easier for the patient.

There can be no assurance that any of the potential acquisitions in advanced negotiations will be completed as proposed or at all and no definitive agreements have been executed. Completion of any transaction will be subject to applicable directors, shareholder and regulatory approvals.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statements

Certain statements contained in this press release constitute "forward-looking information" as such term is defined in applicable Canadian securities legislation. The words "may", "would", "could", "should", "potential", "will", "seek", "intend", "plan", "anticipate", "believe", "estimate", "expect" and similar expressions as they relate to the Company, including: post integration financial results of the acquisition target; the Company growing through economical bolt-on acquisitions that provide important insurance contracts; the Company’s acquisition approach; and the Company adding patients to its existing subscription-based resupply program, and Quipt expects to derive strong revenue synergies from this initiative; are intended to identify forward-looking information. All statements other than statements of historical fact may be forward-looking information. Such statements reflect the Company's current views and intentions with respect to future events, and current information available to the Company, and are subject to certain risks, uncertainties and assumptions, including: the acquisition targets achieving results at least as good as historical performances; and the Company successfully identified, negotiating and completing additional acquisitions, including accretive acquisitions. Many factors could cause the actual results, performance or achievements that may be expressed or implied by such forward-looking information to vary from those described herein should one or more of these risks or uncertainties materialize. Examples of such risk factors include, without limitation: credit; market (including equity, commodity, foreign exchange and interest rate); liquidity; operational (including technology and infrastructure); reputational; insurance; strategic; regulatory; legal; environmental; capital adequacy; the general business and economic conditions in the regions in which the Company operates; the ability of the Company to execute on key priorities, including the successful completion of acquisitions, business retention, and strategic plans and to attract, develop and retain key executives; difficulty integrating newly acquired businesses; the ability to implement business strategies and pursue business opportunities; low profit market segments; disruptions in or attacks (including cyber-attacks) on the Company's information technology, internet, network access or other voice or data communications systems or services; the evolution of various types of fraud or other criminal behavior to which the Company is exposed; the failure of third parties to comply with their obligations to the Company or its affiliates; the impact of new and changes to, or application of, current laws and regulations; decline of reimbursement rates; dependence on few payors; possible new drug discoveries; a novel business model; dependence on key suppliers; granting of permits and licenses in a highly regulated business; the overall difficult litigation environment, including in the U.S.; increased competition; changes in foreign currency rates; increased funding costs and market volatility due to market illiquidity and competition for funding; the availability of funds and resources to pursue operations; critical accounting estimates and changes to accounting standards, policies, and methods used by the Company; the occurrence of natural and unnatural catastrophic events and claims resulting from such events; and risks related to COVID-19 including various recommendations, orders and measures of governmental authorities to try to limit the pandemic, including travel restrictions, border closures, non-essential business closures, quarantines, self-isolations, shelters-in-place and social distancing, disruptions to markets, economic activity, financing, supply chains and sales channels, and a deterioration of general economic conditions including a possible national or global recession; as well as those risk factors discussed or referred to in the Company’s disclosure documents filed with United States Securities and Exchange Commission and available at www.sec.gov, and with the securities regulatory authorities in certain provinces of Canada and available at www.sedar.com. Should any factor affect the Company in an unexpected manner, or should assumptions underlying the forward-looking information prove incorrect, the actual results or events may differ materially from the results or events predicted. Any such forward-looking information is expressly qualified in its entirety by this cautionary statement. Moreover, the Company does not assume responsibility for the accuracy or completeness of such forward-looking information. The forward-looking information included in this press release is made as of the date of this press release and the Company undertakes no obligation to publicly update or revise any forward-looking information, other than as required by applicable law.

Non-GAAP Measures

This press release refers to “Adjusted EBITDA” which is a non-GAAP and non-IFRS financial measure that does not have a standardized meaning prescribed by GAAP or IFRS. The Company’s presentation of this financial measure may not be comparable to similarly titled measures used by other companies. This financial measure is intended to provide additional information to investors concerning the Company’s performance. Adjusted EBITDA is defined as EBITDA excluding stock-based compensation. Adjusted EBITDA is a Non-IFRS measure the Company uses as an indicator of financial health and excludes several items which may be useful in the consideration of the financial condition of the Company, as applicable, including interest expense, income taxes, depreciation, amortization, stock- based compensation, goodwill impairment and change in fair value of debentures and financial derivatives.

For further information please visit our website at www.Quipthomemedical.com, or contact:

Cole Stevens

VP of Corporate Development Quipt Home Medical Corp.

859-300-6455

cole.stevens@myquipt.com

Gregory Crawford

Chief Executive Officer

Quipt Home Medical Corp.

859-300-6455

investorinfo@myquipt.com